SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 9, 2019

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on May 9, 2019.

Av. Eduardo Madero 1182 – C1106ACY Ciudad Autónoma de Buenos Aires República Argentina 0810-555-2355 www.macro.com.ar

Autonomous City of Buenos Aires, May 9th 2019.

To

CNV/ BYMA/ MAE

Re.: Relevant Event

Dear Sirs,

We write to you in connection with the members of the Supervisory Committee designated by the General and Extraordinary Shareholders’ Meeting held on April 30th 2019, in order to advise the following: (i) insofar as the BCRA does not authorize the Accountant Vivian Haydee Stenghele to hold office as regular syndic pursuant to the provisions of the Amended and Restated rules on Financial Entities Authorities, such office shall be held by the alternate syndic, Accountant Enrique Alfredo Fila, who is duly authorized by the BCRA; and (ii) the alternate syndic, Accountant Alejandro Carlos Piazza, took office on the date hereof as regular syndic in the place of Accountant Carlos Javier Piazza, who is on a leave requested for personal reasons and granted by the Supervisory Committee until next May 15th.

Sincerely,

Jorge Francisco Scarinci

Head of Market Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 9, 2019

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer